Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of

Subject Company: 001-16101

This filing relates to a press release dated November 8, 2011 issued by Brookline Bancorp, Inc.  The following is a copy of the press release.

(BW) (BROOKLINE BANCORP, INC. (BRKL) Brookline Bancorp Announces 2011 Third Quarter Earnings

Business Editors/Banking and Financial Writers

November 9, 2011 — Brookline, Massachusetts — Brookline Bancorp, Inc. (the “Company”) (NASDAQ:BRKL) announced today its earnings for the 2011 third quarter.

The Company earned $6,275,000, or $0.11 per share on a basic and diluted basis, for the quarter ended September 30, 2011 compared to $7,038,000, or $0.12 per share on a basic and diluted basis, for the quarter ended September 30, 2010. Net income for the nine months ended September 30, 2011 was $20,543,000, or $0.35 per share on a basic and diluted basis, compared to $20,474,000, or $0.35 per share on a basic and diluted basis, for the nine months ended September 30, 2010.

The acquisition of First Ipswich Bancorp and its subsidiaries (“Ipswich”) was completed effective February 28, 2011. On April 19, 2011, the Company and Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) entered into a Merger Agreement pursuant to which Bancorp Rhode Island will merge with and into the Company (the “Merger”). The Merger has been approved by Bancorp Rhode Island shareholders. Subject to the remaining regulatory approvals and other customary closing conditions, completion of the Merger is expected to occur in the 2011 fourth quarter.

Net income for the three month and nine month periods ended September 30, 2011 was reduced by $487,000 ($0.008 per share on a basic and diluted basis) and $1,411,000 ($0.024 per share on a basic and diluted basis), respectively, as a result of non-tax deductible professional fees and other expenses relating to the transactions mentioned above.

Operating highlights for the quarterly and nine month periods included:

•                  Continued loan and deposit growth (excluding $203 million of loans acquired and $212 million of deposits assumed from First Ipswich Bancorp as of the February 28, 2011 acquisition date).

	2011 third quarter		2011 nine month period
	Amount	Annualized growth rate	Amount	Annualized growth rate
	(Dollars in millions)
Loans
Commercial real estate loans	$60.6	20.7%	$120.7	12.0%
Commercial loans	33.0	33.2	52.6	15.3
Indirect automobile loans	(18.7)	(13.0)	17.7	3.3
Consumer loans	(1.2)	(1.1)	14.0	4.0
Total (excluding deferred loan origination costs)	$73.7	11.5%	$205.0	9.2%

Deposits
Transaction deposits	$34.5	10.3%	$198.7	26.0%
Certificates of deposit	(14.0)	(6.8)	(42.2)	(7.1)
Total	$20.5	3.8%	$156.5	11.5%

Part of the commercial loan growth in the 2011 third quarter resulted from the purchase of $9.0 million of seasoned loans by the Company’s subsidiary, Eastern Funding LLC.

•                  Net interest margin — 3.69% in the 2011 third quarter compared to 3.70% in the 2011 second quarter and 3.71% and 3.70%, respectively, in the 2011 and 2010 nine month periods.

•                  Higher provisions for credit losses in the 2011 three month and nine month periods of $891,000 and $2,789,000, respectively, compared to the 2010 three month and nine month periods of $551,000 and $2,479,000, respectively — attributable primarily to loan growth as net charge-offs in those periods declined.

•                  Net loan charge-offs — $610,000 (an annualized rate of 0.09% based on average loans outstanding) and $826,000 (0.15%) in the 2011 and 2010 three month periods, respectively, and $1,681,000 (0.10%) and $3,200,000 (0.20%) in the 2011 and 2010 nine month periods, respectively.

•                  Non-performing assets - $10.5 million (0.33% of total assets) at September 30, 2011 compared to $11.8 million (0.38%) at June 30, 2011. A write-down of $719,000 was charged to earnings in the 2011 third quarter relating to a property acquired in foreclosure that is expected to be sold in the 2011 fourth quarter. The carrying value of the property was $1,582,000 at September 30, 2011.

•                  Allowance for loan losses - $31.1 million (1.17%) of total loans at September 30, 2011. A credit mark of $4,240,000, $3,828,000 of which remains at September 30, 2011, was established as of February 28, 2011 in connection with the accounting for acquired Ipswich loans at that date.

•                  $500,000 loss from investments in lower income housing projects in the 2011 third quarter. The return on such investments is derived from tax benefits and tax credits. Typically, in the first year of such investments, losses exceed tax benefits and tax credits. The after-tax loss in the 2011 third quarter was $78,000. The investments are expected to generate net income in 2012.

•                  2011 third quarter non-interest expenses included approximately $465,000 related to several matters described later herein.

Net interest income was $3.4 million, or 13.9%, higher in the 2011 third quarter than in the 2010 third quarter as the average balance of interest-earning assets increased $428.8 million (16.6%), $243.6 million of which resulted from the Ipswich acquisition. Net interest income was $9.8 million, or 13.8% higher in the 2011 nine month period than in the 2010 nine month period as the average balance of interest-earning assets increased $349.2 million (13.6%), $189.2 million of which resulted from the Ipswich acquisition.

Despite a $19.4 million increase in the average balance of interest-earning assets in the 2011 third quarter, net interest income only increased $14,000 in that quarter compared to the 2011 second quarter due to the decline in net interest margin to 3.69% from 3.70% in those respective quarters. The reduction was due in part to the current low interest rate environment.

The Company has reduced its purchase of investment securities in 2011 because of limited investment opportunities that would provide acceptable risk-adjusted returns. Pricing for new loans is currently very competitive in all loan segments, especially with respect to auto loans. The $18.7 million decline in auto loans outstanding in the 2011 third quarter resulted primarily from our decision to not originate new loans at unprofitable interest rates. While there are recent signs of improvement in auto loan pricing, continuation of the factors which caused net interest margin to decline in the 2011 third quarter could result in further reductions in net interest margin in coming quarters.

The average balance of non-interest-bearing checking accounts increased $15.8 million (9.0%) in the 2011 third quarter. The average balance of transaction deposits (including non-interest-bearing checking accounts), expressed as a percent of the average balance of total deposits, increased from 54.8% in the 2010 third quarter to 61.1% in the 2011 second quarter and 62.4% in the 2011 third quarter. The improvement was attributable to an increased focus on gathering transaction deposits and the desire of depositors to keep their funds in more liquid accounts during the low interest rate environment that has been in existence for some time.

Federal Home Loan Bank (“FHLB”) advances increased $16.6 million in the 2011 third quarter to $438.0 million at September 30, 2011. The increased borrowings were used primarily to fund loan growth.

Fees, charges and other income increased from $927,000 in the 2010 third quarter to $1,732,000 in the 2011 third quarter and from $2,885,000 in the 2010 nine month period to $4,698,000 in the 2011 nine month period. The increases resulted primarily from $285,000 in gains related to the sale of residential mortgage loans in the 2011 nine month period compared to $61,000 in the 2010 nine month period and inclusion of fees, charges and other income earned by Ipswich of $632,000 in the 2011 third quarter and $1,506,000 since the acquisition as of February 28, 2011.

The Company sold marketable equity securities in the 2011 first quarter at a gain of $80,000 and investment securities (primarily equity securities) in the 2010 second quarter at a gain of $834,000. In the 2010 first quarter, an impairment loss of $49,000 was recognized on a debt security comprised of a pool of trust preferred securities.

In the 2010 third quarter, $15.9 million of borrowings from the FHLB were prepaid resulting in a penalty of $555,000 and in the 2010 second quarter, $24.0 million of FHLB borrowings were prepaid resulting in a penalty of $913,000. New borrowings from the FHLB were made at the time of the prepayments so as to extend maturities of borrowed funds at lower interest rates.

Total non-interest expenses were $17.1 million in the 2011 third quarter compared to $11.9 million in the 2010 third quarter. The increase was due primarily to (a) inclusion of Ipswich non-interest expenses ($2.7 million), (b) higher compensation and benefits expense resulting from added personnel, salary increases, higher bonuses and medical benefits expense, (c) $487,000 of professional fees and other expenses relating to the contemplated Bancorp Rhode Island transaction, (d) a $719,000 charge to earnings resulting from a write-down of a property under construction acquired through foreclosure and (e) approximately $465,000 for matters relating to conversion to a new data processing system that is expected to occur in 2012, the acquisition of a building that will serve as the administrative headquarters of the Company in the latter part of 2012, legal fees and other costs related to the property acquired through foreclosure, other loan collection matters, litigation and SEC filings, and the formatting of quarterly SEC filings to conform with XBRL reporting requirements.

Total non-interest expenses in the 2011 nine month period were $46.4 million compared to $35.6 million in the 2010 nine month period. The increase was due primarily to inclusion of Ipswich non-interest expenses of $6.2 million, $1.4 million of professional fees and other expenses relating to the Ipswich acquisition and the contemplated Bancorp Rhode Island transaction, expenses described under (b), (d) and (e) in the preceding paragraph, and expenses associated with opening two new branches in June 2010.

In accordance with its press release dated October 19, 2011, the Company recently conducted a review of certain booked entries that were made between the Company’s underlying loan and general ledger systems and its reconciliation processes.  As a result of this review, no material adjustments were necessary.

About Brookline Bancorp, Inc.

Brookline Bancorp, Inc., headquartered in Brookline, MA, operates as the bank holding company for Brookline Bank and The First National Bank of Ipswich.  A full-service financial institution founded in 1871, Brookline Bank provides individuals and small to mid-sized businesses with deposit and lending services, residential mortgages and home equity lending, commercial and commercial real estate lending, cash management, merchant services, and access to investment services.  For more information, go to www.brooklinebank.com.

Forward-Looking Statements

This press release contains statements about future events that constitute forward-looking statements.  Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially.  Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, failure to satisfy the conditions necessary to complete the proposed acquisition of Bancorp Rhode Island in a timely manner or at all, business disruptions due to the pendency of the transaction, difficulties related to the integration of the businesses following the Merger.  For additional factors that may affect future results, please see the filings made by the Company with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K (as amended) for the year ended December 31, 2010, as supplemented by its Quarterly Reports on Form 10-Q.  The Company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

Additional Information About the Merger and Where to Find It

In connection with the Merger, the Company has filed relevant documents with the SEC, including a registration statement on Form S-4 that included a proxy statement/prospectus dated July 29, 2011.. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information. The proxy statement/prospectus and other relevant materials filed by the Company or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed by the Company with the SEC by directing a written request to Michael W. McCurdy, General Counsel, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

BROOKLINE BANCORP, INC.  AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands except share data)

	September 30,	June 30,	December 31,
	2011	2011	2010
ASSETS
Cash and due from banks	$22,919	$23,412	$18,451
Short-term investments	82,962	93,861	47,457
Securities available for sale	253,510	274,448	304,540
Restricted equity securities	39,283	39,794	36,335
Loans	2,662,076	2,588,923	2,253,538
Allowance for loan losses	(31,128)	(30,847)	(29,695)
Net loans	2,630,948	2,558,076	2,223,843
Accrued interest receivable	9,255	9,325	8,596
Bank premises and equipment, net	35,859	34,727	11,126
Deferred tax asset	11,840	12,541	10,206
Prepaid income taxes	2,498	728	78
Goodwill	46,203	45,966	43,241
Identified intangible assets, net of accumulated amortization of $12,274, $11,831 and $11,081, respectively	5,591	6,034	1,871
Other assets	16,630	15,670	14,798
Total assets	$3,157,498	$3,114,582	$2,720,542

LIABILITIES AND EQUITY
Deposits	$2,179,605	$2,159,133	$1,810,899
Federal Home Loan Bank advances	437,974	421,355	375,569
Other borrowings	6,947	4,789	13,000
Mortgagors’ escrow accounts	6,943	6,847	5,843
Accrued expenses and other liabilities	21,042	18,742	17,283
Total liabilities	2,652,511	2,610,866	2,222,594
Equity:
Brookline Bancorp, Inc. stockholders’ equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none issued	—	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 64,580,180 shares, 64,447,889 shares and 64,445,389 shares issued, respectively	644	644	644
Additional paid-in capital	525,012	524,841	524,515
Retained earnings, partially restricted	37,926	36,633	32,357
Accumulated other comprehensive income	2,540	3,254	2,348
Treasury stock, at cost - 5,373,733 shares	(62,107)	(62,107)	(62,107)
Unallocated common stock held by ESOP — 389,763 shares, 401,316 shares and 424,422 shares, respectively	(2,125)	(2,188)	(2,314)
Total Brookline Bancorp, Inc. stockholders’ equity	501,890	501,077	495,443
Noncontrolling interest in subsidiary	3,097	2,639	2,505
Total equity	504,987	503,716	497,948

Total liabilities and equity	$3,157,498	$3,114,582	$2,720,542

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Interest income:
Loans	$33,723	$30,488	$98,731	$92,130
Debt securities	1,487	1,927	4,998	5,810
Short-term investments	28	32	77	76
Equity securities	48	4	141	40
Total interest income	35,286	32,451	103,947	98,056

Interest expense:
Deposits	4,971	5,096	15,003	16,355
Borrowed funds	2,671	3,087	7,965	10,560
Total interest expense	7,642	8,183	22,968	26,915

Net interest income	27,644	24,268	80,979	71,141
Provision for credit losses	891	551	2,789	2,479
Net interest income after provision for credit losses	26,753	23,717	78,190	68,662

Non-interest income:
Fees, charges and other income	1,732	927	4,698	2,885
Loss from investments in low income housing	(500)	—	(500)	—
Penalty from prepayment of borrowed funds	—	(555)	—	(1,468)
Gain on sales of securities	—	—	80	834
Loss on impairment of securities	—	—	—	(49)
Total non-interest income	1,232	372	4,278	2,202

Non-interest expense:
Compensation and employee benefits	8,091	5,895	22,697	17,008
Occupancy	1,637	1,128	4,510	3,373
Equipment and data processing	2,362	1,874	6,727	5,586
Professional services	1,406	668	3,653	2,599
FDIC insurance	536	418	1,422	1,246
Advertising and marketing	414	359	1,175	900
Amortization of identified intangible assets	443	306	1,193	918
Write-down of other real estate owned	719	—	719	—
Other	1,471	1,245	4,309	3,960
Total non-interest expense	17,079	11,893	46,405	35,590

Income before income taxes	10,906	12,196	36,063	35,274
Provision for income taxes	4,324	4,923	14,604	14,239
Net income	6,582	7,273	21,459	21,035
Less net income attributable to noncontrolling interest in subsidiary	307	235	916	561
Net income attributable to Brookline Bancorp, Inc.	$6,275	$7,038	$20,543	$20,474
Earnings per common share attributable to Brookline Bancorp, Inc.:
Basic	$0.11	$0.12	$0.35	$0.35
Diluted	0.11	0.12	0.35	0.35

Weighted average common shares outstanding during the period:
Basic	58,640,775	58,586,274	58,627,311	58,571,938
Diluted	58,640,973	58,588,536	58,630,124	58,576,080

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Average Yields / Costs

	Three months ended
	September 30, 2011			June 30, 2011
	Average balance	Interest (1)	Average yield/ cost	Average balance	Interest (1)	Average yield/ cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Short-term investments	$83,708	$28	0.13%	$69,757	$26	0.15%
Debt securities (2)	262,511	1,495	2.28	313,687	1,760	2.24
Equity securities (2)	40,137	58	0.56	40,015	65	0.65
Commercial real estate loans (3)	1,200,838	15,456	5.15	1,159,065	15,194	5.24
Commercial loans (3)	414,346	6,786	6.54	395,732	6,562	6.64
Indirect automobile loans (3)	580,886	6,924	4.73	587,351	7,212	4.93
Consumer loans (3)	424,800	4,612	4.34	422,199	4,649	4.41
Total interest-earning assets	3,007,226	35,359	4.70%	2,987,806	35,468	4.75%
Allowance for loan losses	(31,137)			(30,074)
Non-interest earning assets	151,940			135,763
Total assets	$3,128,029			$3,093,495

Liabilities and Equity
Interest-bearing liabilities:
Deposits:
NOW accounts	$132,780	59	0.18%	$137,732	60	0.17%
Savings accounts	166,117	250	0.60	165,214	266	0.65
Money market savings accounts	859,060	1,971	0.91	822,691	1,972	0.96
Certificates of deposit	812,896	2,690	1.31	830,260	2,840	1.37
Total interest-bearing deposits (4)	1,970,853	4,970	1.00	1,955,897	5,138	1.05
Federal Home Loan Bank advances	429,114	2,661	2.43	421,909	2,623	2.46
Other borrowings	5,605	11	0.77	10,242	62	2.39
Total interest bearing liabilities	2,405,572	7,642	1.26%	2,388,048	7,823	1.31%
Non-interest-bearing demand checking accounts (4)	191,832			175,994
Other liabilities	25,466			27,371
Total liabilities	2,622,870			2,591,413
Brookline Bancorp, Inc. stockholders’ equity	502,345			499,533
Noncontrolling interest in subsidiary	2,814			2,549
Total liabilities and equity	$3,128,029			$3,093,495
Net interest income (tax equivalent basis)/interest rate spread (5)		27,717	3.44%		27,645	3.44%
Less adjustment of tax exempt income		73			16
Net interest income		$27,644			$27,629
Net interest margin (6)			3.69%			3.70%

(1)                      Tax exempt income on debt securities, equity securities and revenue bonds included in commercial real estate loans is included on a tax equivalent basis.

(2)                      Average balances include unrealized gains (losses) on securities available for sale. Equity securities include marketable equity securities and restricted equity securities.

(3)                      Loans on non-accrual status are included in average balances.

(4)                      Including non-interest bearing checking accounts, the average interest rate on total deposits was 0.91% in the three months ended September 30, 2011 and 0.97% in the three months ended June 30, 2011.

(5)                      Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6)                      Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Average Yields / Costs

	Nine months ended
	September 30, 2011			September 30, 2010
	Average balance	Interest (1)	Average yield/ cost	Average balance	Interest (1)	Average yield/ cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Short-term investments	$69,653	$77	0.15%	$61,175	$76	0.17%
Debt securities (2)	294,161	5,020	2.28	298,313	5,827	2.60
Equity securities (2)	39,362	163	0.55	37,613	54	0.19
Commercial real estate loans (3)	1,139,441	44,594	5.22	931,547	37,598	5.38
Commercial loans (3)	390,518	19,517	6.67	304,370	15,817	6.93
Indirect automobile loans (3)	576,188	21,345	4.95	554,834	24,767	5.97
Consumer loans (3)	407,631	13,444	4.40	379,861	13,948	4.90
Total interest-earning assets	2,916,954	104,160	4.76%	2,567,713	98,087	5.10%
Allowance for loan losses	(30,335)			(30,760)
Non-interest earning assets	135,360			109,559
Total assets	$3,021,979			$2,646,512

Liabilities and Equity
Interest-bearing liabilities:
Deposits:
NOW accounts	$131,205	166	0.17%	$105,696	112	0.14%
Savings accounts	155,011	734	0.63	102,196	617	0.81
Money market savings accounts	801,689	5,667	0.95	590,723	4,877	1.10
Certificates of deposit	815,816	8,436	1.38	792,494	10,749	1.81
Total deposits (4)	1,903,721	15,003	1.05	1,591,109	16,355	1.37
Federal Home Loan Bank advances	413,587	7,852	2.50	441,905	10,557	3.15
Other borrowings	8,161	113	1.83	1,568	3	0.22
Total interest bearing liabilities	2,325,469	22,968	1.32%	2,034,582	26,915	1.77%
Non-interest-bearing demand checking accounts (4)	167,952			94,373
Other liabilities	26,238			23,307
Total liabilities	2,519,659			2,152,262
Brookline Bancorp, Inc. stockholders’ equity	499,652			492,113
Noncontrolling interest in subsidiary	2,668			2,137
Total liabilities and equity	$3,021,979			$2,646,512
Net interest income (tax equivalent basis)/interest rate spread (5)		81,192	3.44%		71,172	3.33%
Less adjustment of tax exempt income		213			31
Net interest income		$80,979			$71,141
Net interest margin (6)			3.71%			3.70%

(1)                     Tax exempt income on debt securities, equity securities and revenue bonds included in commercial real estate loans is included on a tax equivalent basis.

(2)                     Average balances include unrealized gains (losses) on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.

(3)                     Loans on non-accrual status are included in average balances.

(4)                    Including non-interest bearing checking accounts, the average interest rate on total deposits was 0.97% in the nine months ended September 30, 2011 and 1.30% in the nine months ended September 30, 2010.

(5)                     Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6)                     Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Selected Financial Ratios and Other Data

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Performance Ratios (annualized):
Return on average assets	0.80%	1.06%	0.91%	1.03%
Return on average stockholders’ equity	5.00%	5.69%	5.48%	5.55%
Interest rate spread	3.44%	3.43%	3.44%	3.33%
Net interest margin	3.69%	3.76%	3.71%	3.70%

Dividends paid per share during period	$0.085	$0.085	$0.255	$0.255

	At	At	At
	September 30,	June 30,	December 31,
	2011	2011	2010
	(Dollars in thousands except per share data)

Capital Ratio:
Stockholders’ equity to total assets	15.90%	16.09%	18.21%
Tangible stockholders’ equity to total assets	14.49%	14.66%	16.83%

Asset Quality:
Non-accrual loans	$7,537	$7,905	$7,463
Non-performing assets	10,486	11,774	8,166
Restructured loans on accrual	3,456	4,905	4,946
Allowance for loan losses	31,128	30,847	29,695
Credit mark related to Ipswich acquisition	$3,828	$4,128	$—
Allowance for loan losses as a percent of total loans	1.17%	1.19%	1.32%
Non-accrual loans as a percent of total loans	0.28%	0.31%	0.33%
Non-performing assets as a percent of total assets	0.33%	0.38%	0.30%

Per Share Data:
Book value per share	$8.48	$8.48	$8.39
Tangible book value per share	7.60	7.60	7.62
Market value per share	7.71	9.27	10.85